UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayer ID (CNPJ)  04.032.433/0001-80

Company Registry (NIRE) 33300275410

Publicly held Company

NOTICE TO THE MARKET

Rio de Janeiro, April 28, 2011 –According to the Official Letter CVM/SGE/001/03 of January 22, 2003, and Article 12, caput of  CVM Rule 358 of January 3, 2002,  Contax Participações S/A (“Company”) (BM&FBovespa: CTAX3 and CTAX4) informs to have received a letter dated April 28,2011 from CTX PARTICIPAÇÕES S/A,  notifying that it has acquired 733,600 non-par registered common shares issued by the Company, fact of which does neither change the ownership structure nor the administrative structure of the Company.

CTX informed to have reached a 69.26% interest of the common shares issued by Contax Participações S.A., and with this acquisition now holds 15,992,929 common shares (CTAX3).

It also informed that:

i)   CTX PARTICIPAÇÕES S/A also holds 3,880,666 preferred shares of the Company, accounting for 10.58% of total outstanding shares of same type and declares to not hold warrants, subscription rights or Contax stock options, as well as debentures convertible into shares issued by Contax.

ii)  Finally, CTX PARTICIPAÇÕES S/A informs that its Shareholders’ Agreement ruling the exercise of voting right is filed at the Brazilian Securities and Exchange Commission (CVM) and is available for consultation at its Website www.contax.com.br.

Please find attached hereto the reproduction of the letter mentioned above.

Yours faithfully,

 Marco Norci Schroeder

Investor Relations Officer

Contax Participações S/A

CTX

CT/CTX-PART/039-11

Rio de Janeiro, April 28, 2011.

Contax Participações S.A.

Attn.: Marco Norci Schroeder

Investor Relations Officer

Re: Information on the Acquisition of Material Shareholding Interest

Dear Sirs,

Pursuant to Article 12 of CVM Rule 358/2002 and further amendments, CTX Participações S.A. (Corporate Taxpayer ID CNPJ 09.601.322/0001-60) (“CTX”), controlling shareholder of Contax Participações S.A. (Corporate Taxpayer ID CNPJ 04.032.433/0001-80) (“Contax” or “Company”), hereby informs that:

  On this date it acquired the ownership over seven hundred, thirty-three thousand and six hundred (733,600) non-par registered common shares issued by Contax. As of the last notification sent to the Company on May 8,2009, CTX acquired the total amount of 1,428,129 common shares, increasing by six wholes and nineteen hundredths percent (6.19%) its interest in the Company common shares;

  The purpose of this acquisition was to increase its investment in Contax, without changing the ownership structure and/or the administrative structure of the Company;

  CTX holds the following interest in Contax:

CTX total interest held in Contax	Common Shares	Preferred Shares	Total Shares
Number of shares issued by Contax held by CTX	15,992,929	3,880,666	19,873,595
Total number of shares issued by Contax	23,089,600	36,681,000	59,770,600
CTX % interest in Contax	69.26%	10.58%	33.25%

4. CTX informs that its Shareholders’ Agreement ruling the exercise of voting right is available for consultation at the Brazilian Securities and Exchange Commission (CVM) and at the Company Website www.contax.com.br.

Yours faithfully,

Pedro Jereissati

Investor Relations Officer

CTX PARTICIPAÇÕES S/A

Praia de Botafogo n.º 300 sala 1101 (parte)

   22250-040   Rio de Janeiro, RJ

Phone (55 21) 3873 9016        Fax (55 21) 3873 9090

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.